

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Richard D. Peterson
Executive Vice President and Chief Financial Officer
Medicis Pharmaceutical Corporation
7720 North Dobson Road
Scottsdale, Arizona 85256-2740

> **Re: Medicis Pharmaceutical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Nine Months Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-14471**

Dear Mr. Peterson:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief